Exhibit 99.1

Agria Corporation Issues Statement Regarding Delisting of Shares

AUCKLAND, NEW ZEALAND, February 15, 2017 – Agria Corporation ("Agria" or "the Company"), today issued the following statements regarding the delisting of its American Depositary Shares ("ADS" or "shares") from the New York Stock Exchange. Trading of the ADSs was suspended on November 3, 2016, and the shares were formally delisted on January 2, 2017.

In consultation with management, legal counsel, and other advisors, the Company's Board of Directors is in the process of evaluating the merits and costs of the alternatives for trading of its shares. The alternatives span a wide range, from becoming a private company to relisting on other trading venues in the US or other jurisdictions. The Board is considering many variables during this process, but holds as its primary objective a decision that is in the best interests of shareholders.

The Company intends to continue to communicate all material developments to its shareholders through normal channels, such as SEC filings and press releases. Unless and until the Company files a Form 15 with the SEC to terminate the registration of its securities and suspend its duty to file reports, the Company remains obligated to comply with all reporting obligations under SEC rules and regulations.

The Company wants to emphasize that current shareholders' ownership rights are completely unchanged. All shareholders retain the full rights of ownership in Agria Corporation, including but not limited to the right to vote on any matters put to a shareholder vote, and the right to any dividends or other distributions made by the Company.

Mr. Alan Lai, Executive Chairman of Agria, commented: "We appreciate our shareholders' patience as we weigh a number of conflicting factors that impact shareholders and chart the next course of action for our Company. Because the next steps will impact shareholders for some time, we are being deliberative and thorough in our decision-making process. I want to assure our shareholders that our highest priority is serving the best interests of the owners of the company. I am the largest shareholder of Agria, so the interests of our Board, management, and shareholders are tightly aligned."

About Agria Corporation

Agria is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact: The Blueshirt Group

Asia

Gary Dvorchak, CFA
Phone (China): +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

United States

Ralph Fong
Phone: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com

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